SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
(Amendment No. 2)

ENGELHARD CORPORATION
(Name of Subject Company)

IRON ACQUISITION CORPORATION
an indirect wholly owned subsidiary of

BASF AKTIENGESELLSCHAFT
(Names of Filing Persons—Offeror)

Common Stock, Par Value $1.00 Per Share
(Title of Class of Securities)

292845104
(CUSIP Number of Class of Securities)

Hans-Ulrich Engel
Iron Acquisition Corporation
100 Campus Drive
Florham Park, NJ 07932
(973) 245-6000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices
and Communications on Behalf of Filing Persons)

Copy to:

Dr. Joerg Buchmueller BASF Aktiengesellschaft 67056 Ludwigshafen Germany (+49 621) 604-8230	Peter D. Lyons, Esq. Clare O'Brien, Esq. Shearman & Sterling LLP 599 Lexington Avenue New York, New York 10022 (212) 848-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$4,840,441,343.00	$517,927.22

*
Estimated for purposes of calculating the amount of the filing fee only. Calculated by multiplying $37.00, the per share tender offer price, by 130,822,739 the sum of (i) the 119,906,559 outstanding shares of Common Stock as of October 31, 2005 (according to the Quarterly Report on Form 10-Q for the period ended September 30, 2005 filed by Engelhard Corporation), and (ii) the 10,916,180 shares of Common Stock subject to outstanding options and stock units as of December 31, 2004 (according to the Annual Report on Form 10-K for the period ended December 31, 2004 filed by Engelhard Corporation).
**
Calculated as 0.0107% of the transaction value.
☒
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid:	$517,927.22	Filing Party:	Iron Acquisition Corporation
Form or Registration No.:	Schedule TO	Date Filed:	January 9, 2006

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

        This Amendment No. 2 (this "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed on January 9, 2006 and amended by Amendment No. 1 filed on January 18, 2006 (as so amended, the "Schedule TO") by Iron Acquisition Corporation, a Delaware corporation ("Purchaser") and an indirect wholly owned subsidiary of BASF Aktiengesellschaft, a stock corporation organized under the laws of the Federal Republic of Germany ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the issued and outstanding shares of common stock, par value $1.00 per share (the "Common Stock"), of Engelhard Corporation, a Delaware corporation (the "Company"), and the associated Series A Junior Participating Preferred Stock purchase rights (the "Rights," and together with the Common Stock, the "Shares") issued pursuant to the Rights Agreement, dated as of October 1, 1998, between the Company and ChaseMellon Shareholder Services, L.L.C., as Rights Agent (the "Rights Agreement"), for $37.00 per Share, net to the seller in cash (subject to applicable withholding taxes), without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 9, 2006 (the "Offer to Purchase"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule TO.

Item 11.    Additional Information

        Item 11 of the Schedule TO is hereby amended and supplemented as follows:

        Section 15—Certain Legal Matters and Regulatory Approvals—of the Offer to Purchase is hereby amended and supplemented as follows:

        The first sentence of the sixth paragraph of Section 15 of the Offer to Purchase is amended and restated as follows:

    "Pursuant to the HSR Act, on January 19, 2006, Parent filed a Premerger Notification and Report Form in connection with the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC. If not earlier terminated by, or extended by a request from, the FTC and the Antitrust Division, the 15-calendar day waiting period will expire at 11:59 p.m., New York City time, on February 3, 2006."

        The second sentence of the eighth paragraph of Section 15 of the Offer to Purchase is amended and restated as follows:

    "On January 19, 2006, Parent filed with the European Commission the required notification of the Offer, and, unless extended, the European Commission has until midnight, Central European time, on February 23, 2006 to complete its preliminary investigation."

        The ninth paragraph of Section 15 of the Offer to Purchase is amended and restated as follows:

    "Based on publicly available information, Parent has determined that antitrust laws apply and filings may be required in certain other jurisdictions, including, without limitation, Brazil, China, Mexico, South Africa, South Korea, Switzerland, Turkey and Taiwan and intends to make any necessary filings promptly after the date of this Offer to Purchase."

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 20, 2006

IRON ACQUISITION CORPORATION
By:	/s/ HANS-ULRICH ENGEL Name: Hans-Ulrich Engel Title: President

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        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Dated: January 20, 2006

BASF AKTIENGESELLSCHAFT
By:	/s/ DR. JUERGEN HAMBRECHT Name: Dr. Juergen Hambrecht Title: Chairman of the Board of Executive Directors
By:	/s/ DR. KURT BOCK Name: Dr. Kurt Bock Title: Member of the Board of Executive Directors

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